SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 15, 2007

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of $21.1 million for the Fourth Quarter of 2006 and Net Income of $57.9 million for Full Year 2006

Fourth Quarter 2006 Financial Highlights:

•	Operating income (1) totaled $14.1 million, up 63% from the previous quarter, due to gains in Treasury activities and increased net interest income.
•	Net income for the fourth quarter totaled $21.1 million, up 87% from the third quarter, driven by a $5.4 million increase in operating income, and a $5.6 million recovery on impaired assets.
•	At December 31, 2006, the credit portfolio stood at $4.0 billion, 7% higher than the figure reported as of September 30, 2006.
•	At December 31, 2006, the Bank had reduced its non-accruing assets to zero, and had no past due loans in its portfolio.
•

On February 13, 2007, the Bank’s Board of Directors declared an increase in the quarterly dividend from $0.1875 per share to $0.22 per share, which will be payable on April 10, 2007, to shareholders of record as of March 30, 2007.

Full Year 2006 Financial Highlights:

•	Operating income was $39.3 million, up 36% from 2005, reflecting mostly a 30% increase in net interest income, an 8% increase in fee income, and higher gains in Treasury activities.
•	Net income amounted to $57.9 million, down 28% from 2005, due to lower credit provision reversals, as the Bank reduced its non-accruing portfolio by year-end to zero.
•	The average credit portfolio grew 20% year-over-year.

(1) Operating income refers to net income excluding reversals of provisions for credit losses, recoveries (impairment) on assets, and cumulative effect on prior years of changes in accounting principles.

Panama City, Republic of Panama, February 15, 2007 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$million, except percentages and per share amounts)	2005	2006	4Q05	3Q06	4Q06

Net interest income	$45.3	$58.8	$12.5	$15.6	$16.7
Operating income	$28.9	$39.3	$9.0	$8.7	$14.1
Net income	$80.1	$57.9	$16.4	$11.2	$21.1
EPS (2)	$2.08	$1.56	$0.43	$0.31	$0.58
Return on average equity	12.9%	10.0%	10.6%	7.9%	14.5%
Tier 1 capital ratio	33.7%	24.4%	33.7%	27.3%	24.4%
Net interest margin	1.70%	1.76%	1.77%	1.78%	1.76%
Book value per common share	$16.19	$16.07	$16.19	$15.55	$16.07

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter’s results:

“The strong operating results for the fourth quarter bear evidence of our success at diversifying revenue sources across a stronger client franchise and a wider product range.  In summary terms, the quarter was driven by the Commercial Division sustaining the momentum of the third quarter, and the Treasury Division yielding its best quarterly results since its transformation into a revenue center.  Significantly, we believe that the improved operating results for the quarter reflect the benefits of our increasingly diversified revenue base.

The fourth quarter was also significant in that the Bank reduced its non-accruing portfolio to zero.  In addition, as of December 31, 2006, Bladex did not have a single cent past due on its balance sheet.

As solid as the results for the fourth quarter were, I believe the year-on-year comparison most clearly demonstrates the underlying strength of the Bank’s business.  When compared to 2005, for instance, operating income rose by 36%.  These figures are particularly noteworthy given that our growth this quarter was strictly organic in nature.  Throughout, Bladex has maintained the stability of its portfolio indicators: 74% of the Bank’s commercial portfolio remained trade finance in nature, with 71% due to mature within 12 months.  As I think back on the Bank’s revenue trends over 2006, I view the 77% yearly growth in the Commercial Division’s operating income, excluding the restructured portfolio in Argentina, as the most relevant validation of Bladex’s client and product strategy.

From an expense management perspective --always a strength of Bladex -- we were pleased by the improvement of our efficiency ratio, which went from 46% in 2005 to 42% in 2006, despite the increased spending levels that accompany a growing business.

Not evident in the solid 2006 figures, but equally important for Bank’s future, are a number of internal projects undertaken to improve efficiency and the quality of internal controls.  Chief among these was the installation of a state-of-the art technology platform, which allows Bladex the flexibility and speed of response needed to support the Bank’s product and client plans for the coming years.

Within a strong 2006, the one business line which trailed our expectations was digital identity, where the market for the service in Latin America is taking longer to mature than what we had anticipated.  While the expenses involved by the project were relatively small, amounting to less than 3% of Bladex’s budget for 2006, we concluded that the management time involved could be put to better use for development of other businesses with quicker returns.  As a result, we discontinued the project.

As Bladex moves forward in 2007, management is focusing on improving the Bank’s ROE levels.  We expect to be operating in a Region that will reflect the generally increased economic and political uncertainties and volatility that apply to much of the world.  Along with the continued expansion of the Bank’s business scope, this environment plays to Bladex’s strengths.  We are thus looking forward to continued progress and another solid year.  Our decision to raise the common quarterly dividend reflects this improved and improving profitability.”

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the treasury function, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2006, Bladex had disbursed accumulated credits of over $144 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.  A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Mr. Carlos Yap, Chief Financial Officer
Tel. No. (507) 210-8563, e-mail: cyap@blx.com,
-or-
Investor Relations Firm
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 16, 2007, at 11:00 a.m., New York City time.  For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857.  Participants should use conference ID# 8403785, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

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